DRAFT
[SRZ Letterhead]
September [ ], 2011
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Linda B. Stirling

Re:	GLG Investment Series Trust File Nos. 811-22360 and 333-163462
Dear Ms. Stirling:
     On behalf of GLG Investment Series Trust (the “Trust”), the sole series of which is GLG International Small Cap (the “Fund”), we are hereby filing this letter in response to your comments provided on August 16, 2011 on the Trust’s Post-Effective Amendment No. 3 to the Registration Statement on Form N-1A filed on July 5, 2011 pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “Registration Statement”). Below, we describe the changes we have proposed to the Registration Statement in response to your comments, and have attached as Appendix A the changed pages of the prospectus reflecting the revisions made in response to your comments.
     For your convenience, your comments are italicized, numbered and presented below, and each comment is followed by the Trust’s response.
     Capitalized terms used but not defined in this letter have the same meanings given to them in the Registration Statement.
     1. Please remove the second sentence in the “Fees and Expenses of the Fund” paragraph on the third page of the prospectus.
     The requested deletion has been made.
     2. Please revise the language in the Annual Fund Operating Expenses line of the Fee Table so that the language conforms to the language used in Form N-1A.
     The requested revision has been made.
     3. Please change “Advisory Fee” to “Management Fee” in the Fee Table.

1

DRAFT
     The requested revision has been made.
     4. Please remove the second sentence in footnote 1 so that the sentence only appears in the “Distribution of Fund Shares” section of the prospectus.
     The requested deletion has been made.
     5. Please confirm supplementally that the Fund is not required to include “Acquired Fund Fees and Expenses” in the Fee Table.
     The Fund’s acquired fund fees and expenses constitute 0.0157% of its net assets. As a result, “Acquired Fund Fees and Expenses” has been added as a line item in the Fee Table.
     6. The Staff has informally questioned whether companies with $2 billion in capitalization or more should be considered small capitalization companies.
     We note your comment. We believe that the Fund’s standard (disclosed since inception) for determining whether a company is a small capitalization company is reasonable in the broad international context of the Fund. Appropriately, the Fund defines small capitalization companies as those that are the smallest capitalization companies (the bottom 25%) of a broad-based global index.
     7. Please confirm that only the 1-Year Expense Example for Class C Shares reflects the expense cap applicable to Class C shares.
     The Trust confirms that the expense cap is only reflected in the 1-Year Expense Example for Class C shares.
     8. In footnote 3 to the Fee Table, please further describe the terms of the expense waiver agreement for Class C shares, including who may terminate the agreement and specify if there are any exclusions to the agreement.
     The requested disclosure regarding the term of the expense waiver has been added to the footnote, including that it will remain in effect until (i) the end of the second fiscal year following the commencement of the Fund’s public offering of the Class C shares or (ii) terminated earlier by the Fund’s board of trustees. There are no exclusions to the expense cap that are not already set forth in footnote 3.
     9. Please remove the last two sentences in the “Principal Investment Strategies” section of the Summary so that they only appear in the “Distribution of Fund Shares” section of the prospectus.
     The requested deletion has been made.
     10. Please specify the Fund’s date of commencement of operations in the “Portfolio Manager” section.
     The requested disclosure has been added.

2

DRAFT
     11. Please specify in the prospectus what the subsequent minimum investment is for Class C shares.
     The requested disclosure has been added.
     12. Please remove the third sentence of the “Tax Information” section so that it only appears in the “Dividends, Distributions and Taxes” section of the prospectus.
     The requested deletion has been made.
     13. Please also insert in the Summary section of the prospectus the language currently in “More Information about the Fund’s Principal Investment Strategies” regarding how the Adviser chooses which portfolio securities to purchase and sell.
     The requested revision has been made.
     14. Please further expand on the foreign investing risks currently listed in the Summary section of the prospectus.
     The requested revision has been made.
     15. Please elaborate on how liquidity risk is related to investing in international small capitalization stocks in the “More Information About Investment Objective, Strategies and Related Risks — Principal Risks” section of the prospectus.
     The requested revision has been made.
     16. Please refer to the Staff’s letter dated July 30, 2010 to the Investment Company Institute regarding the use of derivatives by mutual funds and other investment companies, and address the extent of the Fund’s use of derivatives.
     The Fund’s disclosure takes into account the Staff letter noted in your comment. In this regard, the Fund does not expect that more than 5% of the Fund’s net assets would be comprised of derivatives. This disclosure has been added to the prospectus.
     17. Please clarify how many days’ notice investors will receive before the Fund will redeem Shares in accounts that have a value less than the required minimum investment.
     The requested disclosure has been added.
     18. Please remove the “Not Part of the Prospectus” caption to the Trust’s Privacy Policy.
     The requested revision has been made.
     19. Please add disclosure regarding the Distributor having adopted a code of ethics in the “Code of Ethics” section of the prospectus.
     The requested disclosure has been added.

3

DRAFT
     In connection with this filing, and as requested by the Staff, the Trust agrees that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, such effectiveness does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert such action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Trust believes that the foregoing responses, together with changes being made in the Registration Statement, appropriately address all of the Staff’s comments.
     If you have any questions regarding this response or require further information, please call me at (212) 756-2131. Thank you for your assistance regarding this matter.
Very truly yours,
George M. Silfen

4

Appendix A

SRZ DRAFT
PROSPECTUS
Dated ~~[    ],~~ September 20, 2011
GLG International Small Cap Fund
Class C ([ticker]) and Class I (GLGSX) Shares
Series of GLG Investment Series Trust

390 Park Avenue
New York, NY 10022

          This Prospectus describes GLG International Small Cap Fund (the “Fund”), the sole series of shares currently offered by GLG Investment Series Trust. Class C and Class I Shares, which are being offered by this Prospectus, are currently the only classes of shares being offered by the Fund.
          This Prospectus has information about the Fund that you should know before you invest. You should read it carefully and keep it with your investment records. As with all mutual funds, the U.S. Securities and Exchange Commission has not approved or disapproved these securities or passed upon the accuracy or completeness of this Prospectus. Any representation to the contrary is a criminal offense.

SUMMARY OF THE FUND
Investment Objective
          The Fund seeks maximum capital appreciation.
Fees and Expenses of the Fund
          This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). ~~The annual operating expenses, which cover the costs of investment management, administration, accounting and shareholder communications, are shown as an annual percentage of the Fund’s average daily net assets.~~

	Class C Shares	Class I Shares
Shareholder Fees (fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases	None	None
Maximum Deferred Sales Charge (Load)	None	None
Maximum Sales Charge (Load) Imposed on	None	None
Reinvested Dividends and Distributions
Annual Fund Operating Expenses (expenses that ~~are deducted from Fund assets~~ you pay each year as a percentage of the value of your investment)

~~Advisory~~ Management Fee	1.25%	1.25%
Distribution and Service (12b-1) Fees[1]	0.95%	None
Acquired Fund Fees and Expenses	0.02%	0.02%
Other Expenses[2]	0.54%	0.60%
Total Annual Fund Operating Expenses	~~2.74~~2.76%	~~1.85~~1.87%
Less Fee Waiver/Expense Reimbursement[3]	~~0.49~~0.51%	None
Net Annual Fund Operating Expenses after Fee	2.25%	~~1.85~~1.87%
Waiver/Expense Reimbursement

1	The Fund has adopted a plan under Rule 12b-1 that allows Class C Shares of the Fund to pay distribution and service fees for the sale and distribution of its shares. ~~Because these fees are paid out of the Fund’s assets on an ongoing basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.~~

2	“Other Expenses” are based on estimates for the current fiscal year and include, among other expenses, administrative, custody and transfer agency fees. “Other expenses” for the Class I Shares also includes investor and account servicing or “sub-transfer agency” costs to be paid to service agents of the Fund that maintain and administer omnibus accounts with the Fund and that have entered into service agreements with the Fund with

3 Workshare DeltaView comparison of interwovenSite://NYDMS/NEWYORK/10948182/55 and interwovenSite://NYDMS/NEWYORK/10948182/60. Performed on 9/16/2011.

respect to Class I Shares. Fees for these services are not expected to exceed 0.25% of the Fund’s average daily net assets attributable to Class I Shares.

3	The Fund’s investment adviser (the “Adviser”) has contractually agreed, pursuant to an Expense Limitation and Reimbursement Agreement (“Expense Limitation Agreement”), to pay or absorb the ordinary operating expenses of Class C Shares of the Fund (excluding the fees payable to the Adviser under the Advisory Agreement (as defined below) and any other expense that is not a class-specific expense but including the Class C Shares’ 12b-1 fees and transfer agency fees) to the extent necessary to limit the net operating expense ratio of Class C Shares to 2.25% per annum of the Fund’s average daily net assets attributable to Class C Shares. The Expense Limitation Agreement will remain in effect until (i) the end of the second fiscal year following the commencement of the Fund’s public offering of the Class C Shares or (ii) terminated earlier by the Fund’s Board of Trustees (the “Board”).
          Expense Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs at the end of each period would be:

	1 Year		3 Years		~~5 Years~~		~~10 Years~~
Class C		$228	$	~~755~~757	~~$~~	~~1,359~~	~~$~~	~~2,994~~
Class I	$	~~188~~190	$	~~583~~589	~~$~~	~~1,002~~	~~$~~	~~2,173~~
          The Example should not be considered a representation of past or future expenses or future investment performance. Actual expenses and total returns may be greater or lesser than those shown above.
          Portfolio Turnover. The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example above, reduce the Fund’s performance. During the Fund’s first six months of operations, the Fund’s portfolio turnover rate was 89%.
Principal Investment Strategies
          In pursuing its objective, the Fund will normally invest at least 80% of its assets in the equity securities of small capitalization companies located outside of the United States. Equity securities consist of common stock, depositary receipts, and securities convertible into common stock, such as warrants, rights, convertible bonds, debentures and convertible preferred stocks. Our investment adviser, GLG Inc., considers a company to be a small capitalization company if it has a market capitalization that falls within the range of capitalizations of companies in the bottom 25% of the MSCI Market Investable Equity Universe (as defined at the

4 Workshare DeltaView comparison of interwovenSite://NYDMS/NEWYORK/10948182/55 and interwovenSite://NYDMS/NEWYORK/10948182/60. Performed on 9/16/2011.

beginning of each month) at the time of investment (“Market Cap Range”). As of July 31, 2011, the average market capitalization of the bottom 25% of the MSCI Market Investable Equity Universe ranged from $45 million to $7.885 billion and averaged $1.596 billion. ~~The foregoing 80% policy may be changed by the Board of Trustees of the Fund (the “Board”) without a vote of shareholders. The Fund will provide shareholders with at least sixty (60) days’ prior written notice of any such change.~~
5 Workshare DeltaView comparison of interwovenSite://NYDMS/NEWYORK/10948182/55 and interwovenSite://NYDMS/NEWYORK/10948182/60. Performed on 9/16/2011.

          In determining which portfolio securities to purchase, the Adviser utilizes an investment approach that combines top-down analysis with bottom-up stock research and selection. The factors used by the Adviser in its top-down analysis include its evaluation of economic, political, regulatory, demographic or industry-specific trends and developments. From a bottom-up perspective, the factors the Adviser considers include assessments of management, industry structure, business model, financial information and intrinsic value. The Adviser seeks securities of companies which it deems to have attractive long-term prospects with valuations that are lower than the Adviser’s perception of the companies’ intrinsic value.
          In determining which portfolio securities to sell, the Adviser generally considers one or more of the following factors, among others: (i) whether, for any reason, the Adviser’s underlying rationale for investing in the security has changed; (ii) whether the proceeds from the sale of a portfolio security can be used to invest in a more attractive investment opportunity; (iii) optimizing asset allocation; (iv) if a security appreciates such that, as a total percentage of the portfolio, it becomes too large; (v) if the company’s management appears to be engaging in conduct not in the best interest of shareholders.
Principal Investment Risks
          The Fund’s investments are subject to a variety of risks that may cause the Fund’s net asset value to fluctuate over time. Therefore, the value of your investment in the Fund could decline and you could lose money. Also, there is no assurance that the Adviser will achieve the Fund’s objective. A summary of the principal risks to which the Fund is subject follows:
Equity Market Risk is the risk that the market value of the Fund’s securities may fall or fail to rise.
Company Risk is the risk that a company may perform poorly, and therefore, the value of its stocks and other securities may decline.
Risks of Foreign Investing is the risk that because the Fund invests significantly in foreign securities, it may be subject to the risks associated with foreign securities, such as country risk, ~~currency risk, custody risk and emerging and developing market risk~~ (the potentially adverse political, economic and other conditions of the country), currency risk (the constantly changing exchange rate between a local currency and the U.S. dollar) and custody risk (the risk associated with the process of clearing and settling Fund trades in foreign markets).
Emerging and Developing Markets Risk is the risk associated with investing in securities of companies located or traded in developing or emerging markets, which are at an early stage of development and are significantly volatile. Therefore, the above risks of foreign investing are often more pronounced in these markets.
Small Cap Company Risk is the risk that the stocks of small capitalization companies may be more volatile and speculative than the stocks of “large capitalization” companies.
6 Workshare DeltaView comparison of interwovenSite://NYDMS/NEWYORK/10948182/55 and interwovenSite://NYDMS/NEWYORK/10948182/60. Performed on 9/16/2011.

Management Risk is the Fund’s dependence on the ability of the Adviser to achieve the Fund’s investment objective based on the Adviser’s ability to identify profitable investment opportunities for the Fund.
Liquidity Risk is the risk arising from a lack of marketability of securities which may make it difficult or impossible to sell at desirable prices in order to minimize loss.
Annual Total Returns
          A bar chart and past performance table are not included in this Prospectus because the Fund has not completed a full calendar year of operations. After completion of its first calendar year of operations, the Fund will present these items and compare its performance to the performance of an index (showing how the Fund’s average annual returns over various periods compare with those of its index).
Fund Management
          Investment Adviser. GLG Inc., located at 390 Park Avenue, New York, New York 10022, manages the investments of the Fund pursuant to an investment advisory agreement.
          Portfolio Manager. Daniel Geber serves as the sole Portfolio Manager of the Fund and has served in such capacity since the Fund’s commencement of operations. on December 7, 2010.
Purchase and Sale of Fund Shares
          Class C Shares are offered to the general public for investment, primarily through authorized securities brokers and other financial intermediaries. Class I Shares are offered primarily for investors who are clients of investment advisors, consultants, broker dealers and other financial intermediaries who: (a) charge such clients fees for advisory, investment, consulting or similar services or (b) have entered into an agreement with ALPS Distributors, Inc. (the “Distributor”) to offer Class I Shares. Class I Shares may also be offered to pension plans, employee benefit trusts, endowments, foundations, corporations and certain high-net worth individuals.
          The minimum initial investment for Class C Shares is $2,500, with an investment minimum of $1,000 for investors investing through retirement plans. Subsequent investments for Class C Shares must be made in amounts of $1,000 or more. The minimum initial investment for Class I Shares is $100,000. Subsequent investments for Class I Shares must be made in amounts of $10,000 or more.
          You may purchase additional shares or redeem Fund shares by contacting any broker or investment professional authorized by the Fund or the Distributor to sell Shares, by contacting the Fund at GLG Investment Series Trust, P.O. Box 13793, Denver, Colorado 80201, or by telephoning 1-877-593-0323. You may redeem Shares at any time and in any amount by mail or telephone. You may request that your redemption proceeds be wired to you.
7 Workshare DeltaView comparison of interwovenSite://NYDMS/NEWYORK/10948182/55 and interwovenSite://NYDMS/NEWYORK/10948182/60. Performed on 9/16/2011.

Tax Information
          In general, Fund distributions are taxable to you, for federal income tax purposes, as ordinary income, qualified dividend income or capital gains. This is true whether you reinvest your distributions in additional Shares or receive them in cash. When you sell Shares, you may have a capital gain or loss. ~~The individual tax rate on any gain from the sale or exchange of your shares depends on how long you have held your shares. Fund distributions and gains from the sale or exchange of your shares will generally also be subject to state and local income tax. Non-U.S. investors may be subject to U.S. withholding and estate tax.~~
Financial Intermediary Compensation
          If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the financial intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other financial intermediary to recommend the Fund over another investment. Ask your financial intermediary or visit its website for more information.
8 Workshare DeltaView comparison of interwovenSite://NYDMS/NEWYORK/10948182/55 and interwovenSite://NYDMS/NEWYORK/10948182/60. Performed on 9/16/2011.

frequently and in limited volume, making them potentially less liquid. The prices of small company stocks may fall regardless of trends in the broader market.
          Management Risk. The Fund’s ability to achieve its investment objective is dependent on the Adviser’s ability to identify profitable investment opportunities for the Fund. There can be no assurance that the Adviser will be successful in this regard.
          Liquidity Risk. Because the Fund invests in international small capitalization securities, it may particularly be subject to liquidity risk. Liquidity risk is the risk arising from a lack of marketability of securities, which may make it difficult or impossible to sell at desirable prices in order to minimize loss. The Fund may have to lower the selling price, sell other investments, or forgo another, more appealing investment opportunity. ~~This risk may be particularly magnified for international small cap securities.~~
          Shares of the Fund may fall in value and there is a risk that you could lose money by investing in the Fund. There is no assurance that the Fund will achieve its objective. An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.
          Other Strategies and Risks. In addition to the equity securities described above, the Fund may also invest in shares of other registered investment companies, such as closed-end investment companies and exchange-traded funds (“ETFs”). These investment companies invest in securities that are consistent with the Fund’s investment objective and strategies. By investing in other investment companies, the Fund indirectly pays a portion of the expenses and brokerage costs of these companies as well as its own expenses. These investments also involve risks generally associated with investments in securities, including the risk that the general level of prices, or that the prices of securities within a particular sector, may increase or decline, thereby affecting the value of the shares of the investment companies. Also, federal securities laws impose limits on such investments, which may affect the ability of the Fund to purchase or sell these securities. ETF investments would count towards the Fund’s 80% policy (on investing in small cap equities) if: (i) the ETF trades outside of the U.S. and has a market capitalization at the time of purchase within the Market Cap Range; or (ii) the ETF invests predominately in equities that fall within the Fund’s 80% policy.
          The Fund may use derivatives such as swaps, options on stock or bond indices, financial and currency futures contracts and related options, and currency options. In addition, the Fund may enter into forward contracts to purchase or sell foreign currencies, purchase and write covered call options on foreign currencies and enter into contracts for the purchase or sale for future delivery of foreign currencies. The Fund may use these instruments (including derivatives) to produce incremental returns, hedge positions or increase investment flexibility. The Fund does not expect that more than 5% of its net assets would be comprised of derivatives.
          The Fund has claimed an exemption from the definition of the term commodity pool operator pursuant to Rule 4.5 under the Commodity Exchange Act of 1974, as amended (the
11 Workshare DeltaView comparison of interwovenSite://NYDMS/NEWYORK/10948182/55 and interwovenSite://NYDMS/NEWYORK/10948182/60. Performed on 9/16/2011.

intermediaries are responsible for transmitting requests and delivering funds on a timely basis. If your financial intermediary fails to do so, it may be responsible for any resulting fees or losses.
          If you deal directly with a financial intermediary or an institution, you will have to follow their procedures for transacting with a Fund. For more information about how to purchase or sell Fund shares through a financial intermediary or an institution, you should contact them directly. Investors may be charged a fee for purchase and/or redemption transactions effectuated through certain financial intermediaries and institutions.
          The Fund reserves the right to reject any specific purchase order for any reason. The Fund is not intended for short-term trading by shareholders in response to short-term market fluctuations.
          Share Transactions. You may purchase additional shares or redeem Fund shares by contacting any broker or investment professional authorized by the Fund or the Distributor to sell Shares, by contacting the Fund at GLG Investment Series Trust, P.O. Box 13793, Denver, Colorado 80201 or by telephoning 1-877-593-0323. Brokers may charge transaction fees for the purchase or sale of the Fund’s shares, depending on your arrangement with the broker.
          Customer Identification Program. To comply with the USA PATRIOT Act of 2001 and the Fund’s Anti-Money Laundering Program, you are required to provide certain information to the Fund when you purchase shares. As a result, the Fund must obtain the following information for each person that opens a new account:
Full name;
Date of birth (for individuals);
Permanent street address (not a post office box, although you may still use a post office box as your mailing address); and
Social Security number, taxpayer identification number, or other identifying number.
          You may also be asked for a copy of your driver’s license, passport, or other identifying document in order to verify your identity. In addition, it may be necessary to verify your identity by cross-referencing your identification information with a consumer report or other electronic database. Additional information may be required to open accounts for corporations and other entities.
          After an account is opened, the Fund may restrict your ability to purchase additional shares until your identity is verified. The Fund also may close your account or take other appropriate action if they are unable to verify your identity within a reasonable time.
          If your account is closed for this reason, your shares will be redeemed at the NAV next calculated after the account is closed.
          Minimum Investments. The minimum initial investment for Class C Shares is $2,500, with an investment minimum of $1,000 for investors investing through retirement plans. Subsequent investments for Class C Shares must be made in amounts of $1,000 or more. The minimum initial investment for Class I Shares is $100,000. Subsequent investments in Class I
20 Workshare DeltaView comparison of interwovenSite://NYDMS/NEWYORK/10948182/55 and interwovenSite://NYDMS/NEWYORK/10948182/60. Performed on 9/16/2011.

Shares must be made in amounts of $10,000 or more. The Fund may accept initial and subsequent investments of smaller amounts in its sole discretion. The Fund may waive the minimum initial investment requirement for purchases made by directors, officers and employees of the Fund or the Adviser. The Fund may also waive the minimum investment requirement for purchases by other affiliated entities and certain related advisory accounts and retirement accounts (such as IRAs). The subsequent investments minimum amount may be waived in the discretion of the Adviser. The Board may also change minimum investment amounts at any time. The Fund retains the right to refuse to accept an order.
          Purchases by Mail. For initial purchases, the account application, which accompanies this Prospectus, should be completed, signed and mailed to the Fund at GLG Investment Series Trust, P.O. Box 13793, Denver, Colorado 80201 together with your check payable to the Fund. For subsequent purchases, include with your check the tear-off stub from a prior purchase confirmation, or otherwise identify the name(s) of the registered owner(s) and social security number(s).
          Investing by Wire. You may purchase shares by requesting your bank to transmit by wire directly to the Fund. To invest by wire, please call the Fund at 1-877-593-0323 to advise the Fund of your investment and to receive further instructions. Your bank may charge you a small fee for this service. Once you have arranged to purchase shares by wire, please complete and mail the account application promptly to the Fund. This account application is required to complete the Fund’s records. You will not have access to your shares until the Fund’s records are complete. Once your account is opened, you may make additional investments using the wire procedure described above. Be sure to include your name and account number in the wire instructions you provide your bank.
          General. The Fund reserves the right in its sole discretion to withdraw all or any part of the offering of any class of Shares when, in the judgment of the Fund’s management, such withdrawal is in the best interest of the Fund. An order to purchase Shares is not binding on, and may be rejected by, the Fund until it has been confirmed in writing by the Fund and payment has been received.
          Redeeming Shares. You may redeem Shares at any time and in any amount by contacting any broker or investment professional authorized by the Fund or the Distributor to sell Shares or by contacting the Fund by mail or telephone. For your protection, ALPS Fund Services, Inc. (the “Transfer Agent”), the Fund’s transfer and dividend disbursing agent, will not redeem your Shares until it has received all information and documents necessary for your request to be considered in “proper order.” The Transfer Agent will promptly notify you if your redemption request is not in proper order. The Transfer Agent cannot accept redemption requests which specify a particular date for redemption or which specify any special conditions. The Fund’s procedure is to redeem Shares at the NAV determined after the Transfer Agent receives the redemption request in proper order. Payment of redemption proceeds will be made promptly, but no later than the seventh day following the receipt of the request in proper order. The Fund may suspend the right to redeem shares for any period during which the NYSE is closed or the SEC determines that there is an emergency. In such circumstances you may
21 Workshare DeltaView comparison of interwovenSite://NYDMS/NEWYORK/10948182/55 and interwovenSite://NYDMS/NEWYORK/10948182/60. Performed on 9/16/2011.

securities equal in market value to the Shares being redeemed. When you convert these securities to obtain cash, you will pay brokerage charges.
          Exchanging Fund Shares. You may not exchange your Shares for Shares of another Class of Shares.
ADDITIONAL INFORMATION
          Signature Guarantees. To help protect you and the Fund from fraud, signature guarantees are required for: (1) all redemptions ordered by mail if you require that the check be payable to another person or that the check be mailed to an address other than the one indicated on the account registration; (2) all requests to transfer the registration of shares to another owner; and (3) all authorizations to establish or change telephone redemption service, other than through your initial account application. Signature guarantees may be required for certain other reasons. For example, a signature guarantee may be required if you sell a large number of shares or if your address of record on the account has been changed within the last thirty (30) days.
          In the case of redemption by mail, signature guarantees must appear on either: (1) the written request for redemption; or (2) a separate instrument of assignment (usually referred to as a “stock power”) specifying the total number of shares being redeemed. The Fund may waive these requirements in certain instances.
          An original signature guarantee assures that a signature is genuine so that you are protected from unauthorized account transactions. Notarization is not an acceptable substitute. The Transfer Agent has adopted standards and procedures pursuant to which signature-guarantees in proper form generally will be accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the New York Stock Exchange Medallion Signature Program, the Securities Transfer Agents Medallion Program and the Stock Exchanges Medallion Program.
          Proper Form. Your order to buy shares is in proper form when your completed and signed account application and check or wire payment is received. Your written request to sell shares is in proper form when written instructions signed by all registered owners, with a signature guarantee if necessary, is received.
          Small Accounts. Due to the relatively higher cost of maintaining small accounts, upon 60 days’ notice, the Fund may redeem Shares in your account if it has a value of less than the required minimum investment. If you bring your account balance up to the required minimum no account fee or involuntary redemption will occur. The Fund will not close your account if it falls below the required minimum solely because of a market decline. The Fund reserves the right to waive this fee.
          Frequent Purchases and Sales of Fund Shares. Frequent purchases and redemptions of mutual fund shares may interfere with the efficient management of the Fund’s portfolio by its Portfolio Manager, increase portfolio transaction costs, and have a negative effect on the Fund’s long term shareholders. For example, in order to handle large flows of cash into
23 Workshare DeltaView comparison of interwovenSite://NYDMS/NEWYORK/10948182/55 and interwovenSite://NYDMS/NEWYORK/10948182/60. Performed on 9/16/2011.

GLG INVESTMENT SERIES TRUST
PRIVACY NOTICE
          We collect the following nonpublic personal information about you:
          Information we receive from you on or in applications or other forms, our website (if any), correspondence, or conversations, including, but not limited to, your name, address, phone number, Social Security number, assets, income, and date of birth.
          Information about your transactions with us, our affiliates, or others, including, but not limited to, your account number and balance, payments history, parties to transactions, cost-basis information, and other financial information.
          We do not disclose any nonpublic personal information about our current or former shareholders to nonaffiliated third parties, except as permitted by law. For example, we are permitted by law to disclose all of the information we collect, as described above, to our transfer agent to process your transactions. Furthermore, we restrict access to your nonpublic personal information to those persons who require such information to provide products or services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information.
          In the event that you hold shares of the Fund through a financial intermediary, including, but not limited to, a securities dealer, bank, or trust company, the privacy policy of your financial intermediary would govern how your nonpublic personal information would be shared with nonaffiliated third parties.
~~Not Part of the Prospectus~~
27 Workshare DeltaView comparison of interwovenSite://NYDMS/NEWYORK/10948182/55 and interwovenSite://NYDMS/NEWYORK/10948182/60. Performed on 9/16/2011.